UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Pharmasset, Inc.

(Name of Subject Company (Issuer))

Gilead Sciences, Inc.

Royal Merger Sub Inc.

Royal Merger Sub II Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

71715N106

(CUSIP Number of Class of Securities)

Brett A. Pletcher, Esq.

Senior Vice President and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

Tel: (650) 574-3000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Franklin M. Gittes, Esq.

Stephen F. Arcano, Esq.

Brandon Van Dyke, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$11,177,775,885	$1,280,973

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $137 (i.e., the tender offer price) by (y) 81,589,605, the estimated maximum number of shares of Pharmasset common stock to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Gilead Sciences, Inc., a Delaware corporation (“Gilead”), Royal Merger Sub Inc., a Delaware corporation and direct wholly-owned subsidiary of Gilead (“Merger Sub”), and Royal Merger Sub II Inc., a Delaware corporation and indirect wholly-owned subsidiary of Gilead (“Merger Sub II” and, together with Gilead and Merger Sub, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.001 (“Shares”), of Pharmasset, Inc., a Delaware corporation (“Pharmasset”), at a price of $137 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 6, 2011 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Shares will be purchased by Merger Sub or Merger Sub II, at the election of Gilead prior to the date and time at which the Shares are first accepted for payment in the Offer (the purchasing entity being referred to as “Purchaser”). This Schedule TO is being filed on behalf of the Offerors. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of November 21, 2011 (together with any amendments or supplements thereto, the “Merger Agreement”), among Pharmasset, Gilead and Merger Sub, a copy of which agreement is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities subject to the Offer is Pharmasset, Inc., a Delaware corporation. Its principal executive office is located at 303-A College Road East, Princeton, New Jersey 08540 and its telephone number is (609) 613-4100.

(b) This Schedule TO relates to Pharmasset’s Shares. According to Pharmasset, as of December 1, 2011, there were approximately 75,737,695 Shares issued and outstanding.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The filing companies of this Schedule TO are (i) Gilead Sciences Inc., a company incorporated under the laws of the State of Delaware, (ii) Royal Merger Sub Inc., a company incorporated under the laws of the State of Delaware and a direct wholly-owned subsidiary of Gilead Sciences, Inc. and (iii) Royal Merger Sub II Inc., a company incorporated under the laws of the State of Delaware and an indirect wholly-owned subsidiary of Gilead Sciences, Inc. Each of Royal Merger Sub’s, Royal Merger Sub II’s and Gilead’s principal executive office is located at c/o Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404, and the telephone number of each is (650) 574-3000. The information regarding Royal Merger Sub, Royal Merger Sub II and Gilead set forth in Section 9 (“Certain Information Concerning Purchaser and Gilead”) of the Offer to Purchase and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 8 (“Certain Information Concerning Pharmasset”), Section 9 (“Certain Information Concerning Purchaser and Gilead”), Section 10 (“Background of the Offer; Contacts with Pharmasset”) and Section 11 (“Purpose of the Offer and Plans for Pharmasset; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (4-7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) and Section 11 (“Purpose of the Offer and Plans for Pharmasset; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(c)(2-3) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

(d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Not applicable.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 10 (“Background of the Offer; Contacts with Pharmasset”) and Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a)	the consideration offered consists solely of cash;

(b)	the offer is not subject to any financing condition; and

(c)	the offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 10 (“Background of the Offer; Contacts with Pharmasset”) and Section 11 (“Purpose of the Offer and Plans for Pharmasset; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) in the Offer to Purchase is incorporated by reference.

(a)(5) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated December 6, 2011

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)	Joint Press Release of Gilead and Pharmasset dated November 21, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 21, 2011)

(a)(1)(H)	Investor Presentation Slides (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 21, 2011)

(a)(1)(I)	Summary Advertisement, published December 6, 2011 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 21, 2011, among Gilead, Merger Sub and Pharmasset (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 25, 2011)

(g)	Not applicable

(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2011

GILEAD SCIENCES, INC.

By:	/s/ BRETT A. PLETCHER
Name:	Brett A. Pletcher
Title:	Senior Vice President and General Counsel

ROYAL MERGER SUB INC.

By:	/s/ BRETT A. PLETCHER
Name:	Brett A. Pletcher
Title:	Secretary

ROYAL MERGER SUB II INC.

By:	/s/ BRETT A. PLETCHER
Name:	Brett A. Pletcher
Title:	Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 6, 2011

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)	Joint Press Release of Gilead and Pharmasset dated November 21, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 21, 2011)

(a)(1)(H)	Investor Presentation Slides (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 21, 2011)

(a)(1)(I)	Summary Advertisement, published December 6, 2011 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 21, 2011, among Gilead, Merger Sub and Pharmasset (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 25, 2011)

(g)	Not applicable

(h)	Not applicable